SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 28)

UTG, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

90342M 10 9
(CUSIP Number)

Jill Martin
First Southern Bancorp, Inc.
P.O. Box 328, Stanford, KY 40484 (606-365-3555)
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 10, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ]

Page 1 of 16 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
First Southern Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Kentucky

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,201,876*

	8	SHARED VOTING POWER
0*

	9	SOLE DISPOSITIVE POWER
1,201,876*

	10	SHARED DISPOSITIVE POWER
0*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
See response to Item 5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
See response to Item 5

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

 * See response to Item 5
Page 2 of 16 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
First Southern Funding, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Kentucky

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
346,032*

	8	SHARED VOTING POWER
0*

	9	SOLE DISPOSITIVE POWER
346,032*

	10	SHARED DISPOSITIVE POWER
0*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
See response to Item 5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
See response to Item 5

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* See response to Item 5
Page 3 of 16 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
First Southern Bancorp, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Kentucky

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
204,909*

	8	SHARED VOTING POWER
See response to Item 5

	9	SOLE DISPOSITIVE POWER
204,909*

	10	SHARED DISPOSITIVE POWER
See response to Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
See response to Item 5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
See response to Item 5

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

* See response to Item 5
Page 4 of 16 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jesse T. Correll

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Kentucky

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
127,577*

	8	SHARED VOTING POWER
See response to Item 5

	9	SOLE DISPOSITIVE POWER
127,577*

	10	SHARED DISPOSITIVE POWER
See response to Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
See response to Item 5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
See response to Item 5

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* See response to Item 5
Page 5 of 16 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Estate of Ward F. Correll

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Kentucky

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
13,558*

	8	SHARED VOTING POWER
See response to Item 5

	9	SOLE DISPOSITIVE POWER
13,558*

	10	SHARED DISPOSITIVE POWER
See response to Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
See response to Item 5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
See response to Item 5

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* See response to Item 5
Page 6 of 16 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
WCorrell, Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
72,750*

	8	SHARED VOTING POWER
0*

	9	SOLE DISPOSITIVE POWER
72,750*

	10	SHARED DISPOSITIVE POWER
0*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
See response to Item 5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
See response to Item 5

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* See response to Item 5
Page 7 of 16 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Cumberland Lake Shell, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Kentucky

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
257,501*

	8	SHARED VOTING POWER
0*

	9	SOLE DISPOSITIVE POWER
257,501*

	10	SHARED DISPOSITIVE POWER
0*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
See response to Item 5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
See response to Item 5

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* See response to Item 5
Page 8 of 16 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Kirk A. Correll

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Kentucky

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0*

	8	SHARED VOTING POWER
See response to Item 5

	9	SOLE DISPOSITIVE POWER
0*

	10	SHARED DISPOSITIVE POWER
See response to Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
See response to Item 5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
See response to Item 5

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* See response to Item 5
Page 9 of 16 Pages

Explanatory Note

With this amendment, the Reporting Persons are amending the disclosures in the text of Item 5 and Exhibit F to update information about UTG, Inc. ("UTI") and the reporting persons and the reporting persons' ownership of shares of UTI.

Page 10 of 16 Pages

Item 5.  Interest in Securities of the Issuer

(a-b) The beneficial ownership of the Common Stock by each Reporting Person is as follows. Each Reporting Person has sole voting and dispositive power over the shares listed opposite the Reporting Person's name, except as noted:

Reporting Person	Number of Shares Owned (%)(1)
Jesse T. Correll (2)
Kirk A. Correll (3)
First Southern Bancorp, Inc.(2)(4)
First Southern Funding, LLC(2)(4)
First Southern Holdings, Inc.(2)(4)
Estate of Ward F. Correll
WCorrell, Limited Partnership(2)
Cumberland Lake Shell, Inc.
141,135 (4.3%) 13,558 (0.4%) 1,406,785 (42.7%) 346,032 (10.5%) 1,201,876 (36.5%) 13,558 (0.4%) 72,750 (2.2%) 257,501 (7.8%)
Total(4)(5)	2,151,453 (65.3%)

(1) The percentage of outstanding shares is based on 3,294,527 shares of Common Stock outstanding as of October 31, 2018.
(2) The share ownership of Mr. Correll includes 54,827 shares of Common Stock owned by him individually; 72,750 shares of Common Stock held by WCorrell, Limited Partnership, a limited partnership in which Mr. Correll serves as managing general partner; and 13,558 shares held by the Estate of Ward F. Correll for which Mr. Correll serves as co-executor.
In addition, by virtue of his ownership of voting securities of FSF and FSBI, and in turn, their ownership of 100% of the outstanding membership interests of FSH, Mr. Correll may be deemed to beneficially own the total number of shares of Common Stock owned by FSH (as well as the shares owned by FSBI and FSF directly), and may be deemed to share with FSH (as well as FSBI and FSF) the right to vote and to dispose of such shares. Mr. Correll owns approximately 72.7% of the outstanding membership interests of FSF; he owns directly approximately 44.8%, companies he controls own approximately 14.8%, and he has the power to vote and an option to purchase but does not own approximately 2.0%, of the outstanding voting common equity of FSBI (consisting in part of shares entitled to one vote per share and in part of shares entitled to ten votes per share). FSBI and FSF in turn own 99% and 1%, respectively, of the outstanding membership interests of FSH. The aggregate number of shares of Common Stock held by these other Reporting Persons, as shown in the above table, is 1,888,352 shares.
(3) The share ownership of Kirk Correll includes 13,558 shares held by the Estate of Ward F. Correll for which Kirk Correll serves as co-executor.
(4) The share ownership of FSBI consists of 204,909 shares of Common Stock held by FSBI directly and 1,201,876 shares of Common Stock held by FSH of which FSBI is a 99% member and FSF is a 1% member, as further described in this Item 5. As a result, FSBI may be deemed to share the voting and dispositive power over the shares held by FSH.
(5) Mr. Correll, FSBI, FSF and FSH have agreed in principle to act together for the purpose of acquiring or holding equity securities of UTI. In addition, because of their relationships with these Reporting Persons, the Estate of Ward F. Correll, Kirk Correll, Cumberland Lake Shell, Inc. and WCorrell, Limited Partnership may also be deemed to be members of this group. Therefore, for purposes of this Schedule 13D, each may be deemed to have acquired beneficial ownership of the equity securities of UTI beneficially owned by each of the other Reporting Persons.

Page 11 of 16 Pages

(c) Not amended.
(d) Not amended.
(e) Not applicable.

Item 7: Material to be Filed as Exhibits

The following exhibit is filed with this Schedule 13D:

Exhibit F	Directors, officers, members, general partners and controlling persons of Reporting Persons.

Page 12 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 21, 2018	By:	/s/ Jesse T. Correll
Jesse T. Correll
Attorney-in-Fact on behalf of each of the Reporting Persons*

* Pursuant to the Agreement among Reporting Persons dated August 12, 2016, for the filing of a single Schedule 13D pursuant to Rule 13d-1(k), each Reporting Person has authorized Jesse T. Correll to sign on behalf of such Reporting Person any Schedule 13D or amendments thereto that are required to be filed on behalf of the Reporting Persons to this Schedule 13D.

Page 13 of 16 Pages

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
A*
Acquisition Agreement between FSF and UTI dated April 30, 1998, as amended May 29, 1998, including the following exhibits thereto: Stock Purchase Agreement between FSF and Larry E. Ryherd dated April 30, 1998; Convertible Note Purchase Agreement between FSF and James E. Melville, George E. Francis, Brad M. Wilson, Joseph H. Metzger, Theodore C. Miller, Michael K. Borden and Patricia G. Fowler dated April 30, 1998; and Option Agreement between FSF and UTI dated April 30, 1998.

B*	Agreement among Reporting Persons dated August 12, 2016 for the filing of a single Schedule 13D pursuant to Rule 13d-l(f)(l).

C*	Intentionally omitted.

D*	Intentionally omitted.

E*	Agreement of Assignment among the Reporting Persons dated November 20, 1998.

F	Directors, officers, members, general partners and controlling persons of Reporting Persons.

G*	Letter of intent between UTI and Mr. Correll, on behalf of the shareholders of North Plaza of Somerset, Inc.

H*	Intentionally omitted.

I*	Stock Acquisition Agreement dated December 30, 1999, between UTI and Shareholders.

J*	Amendment, dated December 31, 1999, between FSF and UTI to the Acquisition Agreement filed as Exhibit A to this Report.

K*
Common Stock Purchase Agreement, dated February 13, 2001, among FSBI and James E. Melville, Barbara Hartman, BJM Trust - James E. Melville, Trustee, Matthew C. Hartman Trust - James E. Melville, Trustee, Zachary T. Hartman Trust - James E. Melville, Trustee, Elizabeth A. Hartman Trust - James E. Melville, Trustee, and Margaret M. Hartman Trust - James E. Melville, Trustee.

L*
Common Stock Purchase Agreement, dated February 13, 2001, among FSBI and Larry E. Ryherd, Dorothy L. Ryherd, Shari Lynnette Serr, Jarad John Ryherd, Derek Scott Ryherd, Dorothy L. Ryherd, Custodian for Casey Jaye Serr UGMA IL, Larry E. Ryherd, Custodian for Casey Jaye Serr UGMA IL, Steven W. Serr, Halcie B. Brown, Douglas W. Ryherd, Susan J. Ryherd, Douglas W. Ryherd, Custodian for Bryan D. Ryherd UGMA IL, Douglas W. Ryherd, Custodian for Evan Ryherd UGMA IL, Ella E. Campbell, Douglas W. Ryherd, Custodian for Jordan Ray Ryherd UGMA, IL, Illinois National Bank, Successor Trustee of the Shari Lynette Serr Irrevocable Trust under Agreement dated December 30, 1987, Illinois National Bank, Successor Trustee of the Jarad John Ryherd Irrevocable Trust under Agreement dated December 30, 1987, Illinois National Bank, Successor Trustee of the Derek Scott Ryherd Irrevocable Trust under Agreement dated December 30, 1987, Douglas W. Ryherd - IRA, Larry Ryherd as the Sellers' Agent, Casey Jaye Serr, Bryan D. Ryherd, Evan Ryherd, and Jordan Ray Ryherd.

M*	Assignment and Assumption Agreement, dated April 11, 2001, between FSBI and UTI.

N*
Consent to Assignment and Novation, dated April 5, 2001, among James E. Melville, Barbara Hartman, BJM Trust - James E. Melville, Trustee, Matthew C. Hartman Trust - James E. Melville, Trustee, Zachary T. Hartman Trust - James E. Melville, Trustee, Elizabeth A. Hartman Trust - James E. Melville, Trustee, and Margaret M. Hartman Trust - James E. Melville, Trustee.

O*	Assignment and Assumption Agreement, dated April 11, 2001, between FSBI and UTI.

P*
Consent to Assignment and Novation, dated April 6, 2001, among Larry E. Ryherd, Dorothy L. Ryherd, Shari Lynnette Serr, Jarad John Ryherd, Derek Scott Ryherd, Dorothy L. Ryherd, Custodian for Casey Jaye Serr UGMA IL, Larry E. Ryherd, Custodian for Casey Jaye Serr UGMA IL, Steven W. Serr, Halcie B. Brown, Douglas W. Ryherd, Susan J. Ryherd, Douglas W. Ryherd, Custodian for Bryan D. Ryherd UGMA IL, Douglas W. Ryherd, Custodian for Evan Ryherd UGMA IL, Ella E. Campbell, Douglas W. Ryherd, Custodian for Jordan Ray Ryherd UGMA, IL, Illinois National Bank, Successor Trustee of the Shari Lynette Serr Irrevocable Trust under Agreement dated December 30, 1987, Illinois National Bank, Successor Trustee of the Jarad John Ryherd Irrevocable Trust under Agreement dated December 30, 1987, Illinois National Bank, Successor Trustee of the Derek Scott Ryherd Irrevocable Trust under Agreement dated December 30, 1987, Douglas W. Ryherd - IRA, Larry Ryherd as the Sellers' Agent, Casey Jaye Serr, Bryan D. Ryherd, Evan Ryherd, and Jordan Ray Ryherd.

Q*	Option Agreement, dated August 27, 2009, between FSBI, FSH and Softvest, LP

R*	Option Agreement, dated August 27, 2009, between FSBI, FSH and Softsearch Investment, LP
* Previously filed
Page 14 of 16 Pages

Exhibit F

Directors, Executive Officers and Controlling Shareholders of FSBI:
Jesse T. Correll, Director and Executive Officer
Randall L. Attkisson, Director
Jill M. Martin, Executive Officer
Douglas P. Ditto, Director and Executive Officer
Alex Keltner, Director
Preston Correll, Director
Michael Ray, Director
Tommy Roberts, Director and Executive Officer
W.L. Rouse III, Director
Theodore C. Miller, Executive Officer
William W. Perry, Director
James P. Rousey, Executive Officer
Nancy Sleeth, Director

Managers, Executive Officers and Controlling Persons of FSF:
Jesse T. Correll, Manager, Executive Officer and Controlling Person
Jill M. Martin, Manager and Executive Officer
David S. Downey, Manager
Douglas P. Ditto, Manager and Executive Officer

Executive Officers, Members and Controlling Persons of FSH:
Jesse T. Correll, Executive Officer
Jill M. Martin, Executive Officer
First Southern Funding, LLC, Member
First Southern Bancorp, Inc., Member and Controlling Person

General Partners of WCorrell, Limited Partnership:
Jesse T. Correll, managing general partner
Estate of Ward F. Correll, general partner

Directors, Executive Officers and Controlling Shareholders of CLS:
Ward F. Correll Irrevocable Family Bank GSTT Trust UTA dated 12-17-1997, controlling shareholder
Jesse T. Correll, Director
Kirk A. Correll, Director
Greg Correll, Director
Leah D. Taylor, Executive Officer and Director
Stephen Acton, Executive Officer and Director
Susan Kretzer, Executive Officer

All of the individuals identified above in this Exhibit are citizens of the United States and during the last five years, none of them (i) has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 15 of 16 Pages

The following table shows the business address and principal occupation(s) of the individuals identified above in this Exhibit:

Stephen Acton	P. O. Box 430 150 Railroad Drive Somerset, KY 42502	Vice President & Director, Cumberland Lake Shell, Inc. (Gasoline wholesaler)
Randall L. Attkisson	143 Cold Springs Drive Stanford, KY 40484	Director of First Southern Bancorp, Inc. (Bank holding company) Director of UTG, Inc. (Insurance holding company) Partner, Bluegrass Financial Holdings, LLC
Greg Correll	7907 Nicholasville Rd. Lancaster, KY 40444	Member, Marksbury Farm Foods, LLC (Processing Facility & Retailer)
Jesse T. Correll	P.O. Box 328 99 Lancaster Street Stanford, KY 40484 5250 South Sixth St. Springfield, IL 62703	President and Director of First Southern Bancorp, Inc. (Bank holding company) Chairman, CEO and Director of UTG, Inc. (Insurance holding company)
Kirk A.. Correll	115 E. Main Street Stanford, KY 40484	Attorney, Kirk A. Correll, Attorney at Law (Law office)
Preston Correll	359 Somerset Street Stanford, KY 40484	Member, Marksbury Farm Foods, LLC (Processing Facility & Retailer)
Douglas P. Ditto	P.O. Box 328 99 Lancaster Street Stanford, KY 40484
Vice President, First Southern Bancorp, Inc. (Bank holding company)
Senior Vice President and Central Lending Group Manager, First Southern National Bank (Bank)
Vice President of UTG, Inc. (Insurance holding company

David S. Downey	P.O. Box 328 99 Lancaster Street Stanford, KY 40484	Senior Vice President of Real Estate, First Southern National Bank (Bank)
Susan Kretzer	P.O. Box 430 150 Railroad Drive Somerset, KY 42502	Secretary, Cumberland Lake Shell, Inc. (Gasoline wholesaler)
Jill Martin	P.O. Box 328 99 Lancaster Street Stanford, KY 40484	Vice President & Treasurer, First Southern Bancorp, Inc. (Bank holding company) and First Southern National Bank (Bank)
Theodore C. Miller	P.O. Box 328 99 Lancaster Street Stanford, KY 40484	Secretary & CFO of First Southern Bancorp, Inc. (Bank holding company), First Southern National Bank (Bank) and UTG, Inc.(Insurance holding company)
William W. Perry	223 West Wall Street, Suite 900 Midland, TX 79701	Owner, S.E.C. Investments, LTD, Managing Partner of PBEX, LLC and CEO of EGL Resources, Inc. (oil and gas investments/companies)
Michael Ray	817 West Columbia St. Somerset, KY 42501	CFO, Tru-Check Meter Service (Contract Meter Reading)
Tommy Roberts	P.O. Box 328 99 Lancaster Street Stanford, KY 40484	Chief Executive Officer & Director, First Southern National Bank (Bank) Vice President & Director, First Southern Bancorp, Inc. (Bank holding company)
W.L. Rouse III	2201 Regency Road, Ste 602 Lexington, KY 40503	Member, The Rouse Companies (Commercial real estate company)
James P. Rousey	P.O. Box 328 99 Lancaster Street Stanford, KY 40484	CEO of First Southern Bancorp, Inc. (Bank holding company) President of UTG, Inc. (Insurance holding company)
Nancy Sleeth	450 Old Vine Street Lexington, KY 40507	Managing Director, Blessed Earth (Stewardship education and consulting)
Leah D. Taylor	P.O. Box 430 150 Railroad Drive Somerset, KY 42502	President, Director, Cumberland Lake Shell, Inc. (Gasoline wholesaler)
Alex Keltner	P.O. Box 118 88 S. Bethel Street Russellville, KY 42276	Director, First Southern Bancorp, Inc. (Bank holding company) President, First Southern National Bank (Bank)

Page 16 of 16 Pages